Winglore Spirits Inc.



Annual Report 2025

Throughout this document, references to Winglore refer to Winglore Spirits Inc., a Delaware corporation formed on February 20, 2025, converted from a Virginia limited liability company formed on May 15, 2024 (the "Company").

The Company's principal physical address is 3730 Candler Mountain Rd, Suite 1042, Lynchburg, Virginia 24502.

You may contact the Company by emailing hello@winglorespirits.com. This annual report is posted on the Company's website at https://winglorespirits.com/. The Company may provide additional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the Company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1.   What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Winglore Spirits Inc. ("Company") is a Delaware corporation formed on February 20, 2025. The Company was originally formed as Winglore Spirits LLC, a Virginia limited liability company, on May 15, 2024, and was converted to a Delaware corporation on February 20, 2025.

The Company's physical address is 3730 Candler Mountain Rd, Suite 1042, Lynchburg, VA 24502.

The Company's web site may be accessed at https://winglorespirits.com/.

2.   What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Ernesto "Carlos" Howard (Employee)

Chief Executive Officer

Positions with the Company

- **Dates:** May 15, 2024 – Present

- **Responsibilities:** Executive leadership, strategic direction, and overall management of the Company

Business Experience (Past Three Years)

- **Draken International** (2017 – Present): Senior aviation and defense leadership roles supporting large-scale government and defense contracts

Background:
Mr. Howard brings decades of leadership experience from military aviation and private defense contracting. His professional background emphasizes operational excellence, team leadership, and mission-driven execution.

Jonathan "Stroke" Dippold (Employee)

Chief Operating Officer

- **Dates:** May 15, 2024 – Present

- **Responsibilities:** Operational management, regulatory compliance, and internal controls

Business Experience (Past Three Years)

- **United States Air Force Reserve** (2021 – Present): Instructor Pilot

- **Draken International** (2021 – 2025): Program Manager overseeing large-scale U.S. operations for a major defense contractor

Background:
Mr. Dippold has extensive experience of scaling operations, managing complex regulatory environments, and leading high-performance teams in both military and private-sector settings.

Robert "Trip" Raymond (Employee)

Chief Marketing Officer

- **Dates:** May 15, 2024 – Present

- **Responsibilities:** Brand strategy, marketing execution, and customer engagement

Business Experience (Past Three Years)

- **L3Harris Technologies** (2023 – Present): Director of Business Development

- **Brackish Consulting LLC** (2022 – Present): Chief Operating Officer

***Background*:**
Mr. Raymond has a background in brand development, strategic communications, and leadership, with prior experience in defense, consulting, and aviation-focused organizations.

Erik "EZ" Brine

Chief Strategy Officer (Employee)

- **Dates:** May 15, 2024 – Present

- **Position:** Chief Strategy Officer

- **Responsibilities:** Strategic planning, investor relations, and long-term growth initiatives

Business Experience (Past Three Years)

- **Brackish Consulting LLC** (2019 – Present): Chief Executive Officer

- **University of Rhode Island Research Foundation** (2021 – 2024): Research leadership roles

- **United States Air Force Reserve** (2009 – Present): Pilot and officer

- **Town of Jamestown, Rhode Island** (2021 – Present): Council Member

Background:
Mr. Brine has experience in strategic planning, government relations, and organizational leadership, including prior service in federal government and defense-related roles.

Amanda "Ninja" Beckwith

Chief Product Officer / Master Blender (Contractor)

- **Dates:** May 15, 2024 – Present
- **Responsibilities:** Product development, blending, quality control, and product experiences

Background:

Ms. Beckwith is a spirit's industry professional trained under recognized master blenders and consultants. She leads blending programs and provides product development and quality oversight across multiple U.S. distilleries.

Jason "EBI" Myers

Chief Financial Officer (Contractor)

- Dates: May 15, 2025 – Present
- **Responsibilities**: Financial management, reporting, strategic oversight, and operations support

Background:

Mr. Myers has over 20 years of international finance experience, including senior investment/financial leadership roles and execution of real estate and M&A transactions exceeding $3 billion in aggregate value.

**3.	What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

As of the most recent practicable date, the following individuals are beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

Beneficial Owner	Number of Shares	Class of Security	Voting Power
Ernesto "Carlos" Howard	1,750,000	Common Stock	31.6%
Jonathan "Stroke" Dippold	1,250,000	Common Stock	22.5%

These shareholders collectively hold a majority of the Company's voting power and are therefore able to exert significant influence over matters requiring stockholder approval.

**4.	Describe the business of the Company and the anticipated business plan of the Company. (§227.201(d))**

Winglore Spirits Inc. is a premium spirits company founded by military aviators with a shared vision to build a brand rooted in aviation culture, craftsmanship, and authenticity. The Company operates as an independent bottler and blender, partnering with established whiskey producers to create distinctive products.

Rather than owning or operating a distillery, Winglore focuses on sourcing high-quality spirits, blending and finishing products to proprietary specifications, and building a differentiated brand through storytelling, community engagement, and experiential marketing.

Business Model

The Company's business model is designed to support multiple revenue streams, including:

- Direct-to-Consumer Sales (DTC) (conducted in compliance with applicable three-tier alcohol distribution laws)

- Business-to-Business (B2B) Wholesale Distribution

- Military Wholesale and Retail Channels, including NEX, MCX, and AAFES

- Private Labeling and Limited-Edition Releases

- Subscription-Based Membership Programs

- Whiskey Experiences, Tastings, and Brand Events

This diversified approach is intended to reduce reliance on any single channel while supporting brand awareness and customer loyalty.

Business Objectives and Growth Strategy

The Company's near-term objective is to achieve approximately $1 million in annual revenue within the first 24 months of active distribution and sales. Management believes this milestone would position the Company to pursue a future institutional or strategic financing round, which could support geographic expansion, increased marketing investment, and additional product launches.

Winglore intends to scale primarily through disciplined brand expansion, strategic distribution partnerships, and continued development of unique and limited release products that reinforce brand credibility and customer engagement.

5.   How many employees does the Company currently have? (§ 227.201(e))

As of the date of this Annual Report, Winglore Spirits Inc. has **four (4) employees**.

The Company also utilizes independent contractors and third-party service providers from time to time to support specialized functions, including accounting, tax, production, compliance, logistics, and marketing.

6.   Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

An investment in Winglore Spirits Inc. involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this Annual Report, before making an investment decision. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not presently known to management or that management currently believes to be immaterial may also impair the Company's business, financial condition, or results of operations.

Limited Operating History

The Company was formed in May 2024 (and converted to a c-corporation in February 2025) and has a limited operating history. As a result, investors have limited historical financial information upon which to evaluate the Company's performance, business prospects, or likelihood of achieving profitability. There can be no assurance that the Company will successfully execute its business plan.

Dependence on Key Personnel

The Company's success depends heavily on the continued services of its founders and key management personnel. The loss of one or more of these individuals could materially and adversely affect the Company's operations, strategy, and growth prospects. The Company does not maintain key person life insurance on its executives.

Market Competition

The alcoholic beverage industry is highly competitive and includes numerous well-capitalized companies with significant brand recognition, marketing resources, and established distribution networks. The Company competes with both large multinational spirits companies and smaller craft producers. There can be no assurance that the Company will be able to compete effectively or gain meaningful market share.

Supply Chain and Sourcing Risks

Winglore does not own or operate its own distillery and relies on third-party producers for sourcing spirits. In addition, it sources its packaging from third party suppliers, some of which are internationally located. Disruptions in supply, changes in pricing, quality control issues, or the loss of key supplier relationships could negatively impact the Company's ability to produce and sell its products.

Regulatory and Compliance Risks

The production, distribution, and sale of alcoholic beverages are subject to extensive federal, state, and local regulations. Compliance with alcohol beverage laws, including three-tier distribution requirements, licensing, labeling, and taxation, is complex and costly. Failure to comply with applicable laws or changes in regulatory requirements could materially harm the Company's business.

Volatility of Raw Material and Production Costs

The cost of raw materials, packaging, transportation, and production services may fluctuate due to market conditions, inflation, or supply disruptions. The Company may not be able to pass on increased costs to customers, which could adversely affect margins and profitability.

Capital Requirements and Additional Financing

The Company expects to require additional capital to fund operations, marketing, inventory, and growth initiatives. There can be no assurance that additional financing will be available on acceptable terms, or at all. Any future financing may result in dilution to existing stockholders.

Equity Dilution Risk

The Company may issue additional equity or equity-linked securities in the future. Such issuances could result in dilution of ownership and voting power for existing investors and may adversely affect the value of their investment.

Limited Liquidity and Transfer Restrictions

There is no public market for the Company's securities, and one may never develop. Securities issued in reliance on Regulation Crowdfunding are subject to restrictions on transfer, and investors may be unable to sell their securities for an extended period of time, if at all.

Limited Investor Rights

Investors who purchase securities through the Company's crowdfunding offering will hold a minority interest in the Company and will have limited ability to influence management decisions. Voting rights for certain investors are exercised through a record owner, further limiting direct participation in corporate governance.

Risk of Total Loss

The securities offered involve a high degree of risk, and investors may lose all or part of their investment. The Company does not guarantee any return on investment, and there can be no assurance that the Company will achieve profitability or generate liquidity for investors.

7.   Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

The following table summarizes the Company's authorized and outstanding capital stock as of the date of this Annual Report:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Terms
Common Stock	10,000,000	5,543,321	Yes	N/A
Stock Option Plan	250,000	0	Yes	N/A

The Company's common stock represents the only class of issued and outstanding equity securities as of the date of this report. The Company issued shares of common stock at an offering price of $2.02 per share in connection with its Regulation Crowdfunding offering.

Investors who participated in the Company's crowdfunding offering through Netcapital granted their voting rights to a designated record owner pursuant to a record ownership and voting agreement. Under this structure, the record owner exercises voting rights on behalf of all participating investors as a group.

This arrangement is intended to streamline shareholder voting and administration; however, it limits individual investors' ability to directly exercise voting rights.

8.   Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As holders of a majority of the Company's outstanding voting power, the principal shareholders can control the outcome of matters requiring stockholder approval. These decisions may include, but are not limited to, the election of directors, approval of mergers or acquisitions, issuance of additional securities, and other significant corporate actions.

The interests of the principal shareholders may differ from those of minority investors. Decisions made by the principal shareholders could negatively affect the value of the securities held by other investors, and minority investors may have no practical ability to influence or oppose such decisions.

9.   Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Company's securities was determined solely by management based on internal considerations, including the Company's stage of development, anticipated capital needs, and strategic objectives. The valuation does not bear a direct relationship to traditional valuation metrics such as book value, earnings, or cash flow.

There is currently no public market for the Company's securities, and the Company cannot predict how or whether its securities may be valued in the future. Any future valuation of the Company's securities may be determined in connection with subsequent financings, strategic transactions, or other corporate actions, and may differ materially from prior valuations.

10.   Describe the risks to purchasers of securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Winglore Spirits Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Winglore Spirits Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively.

Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11.   Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C.77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12.   Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The Company does not currently have any outstanding indebtedness, including bank loans, lines of credit, promissory notes, or other debt instruments.

13.   Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

The Company has conducted the following exempt offers over the past three years:

Date of Offering	Securities Offered	Amount Sold	Exemption
February 25, 2025	SAFE	$970,000.00	Regulation D, Rule 506(b)
February 21, 2025	Common Stock	$175,000.00	Section 4(a)(2)
June 27, 2025	Common Stock	$526,662.48	Section 4(a)(6)

The proceeds from these offerings were used to fund organizational expenses, product development, initial inventory, marketing activities, and general working capital.

14.   Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

During the Company's last fiscal year, the Company paid salary and wage compensation to certain officers and directors (or their affiliates) that constituted related-party transactions under § 227.201(r). These compensation arrangements were made in the ordinary course of business for executive and management services and were not the result of any side agreements or special terms.

Specifically:

- Jonathan F. Dippold, an officer of the Company, received aggregate cash compensation of approximately $96,500 during the period, as reported on 2025 Form W-2, in consideration for his services to the Company.
- Erik G. Brine, an officer/director of the Company, received aggregate cash compensation of

approximately $52,083 during the period, as reported on 2025 Form W-2, in consideration for his services to the Company. In addition, during the period the Company made a payment of $35,000 to Mr. Brine that represented a return of capital in settlement of a pre-existing due to/due from balance between Mr. Brine and the Company that arose prior to the Company's conversion to a C corporation in February 2026.

- Robert Raymond, an officer/director of the Company, received aggregate cash compensation of approximately $33,333 during the period, in consideration for his services to the Company. In addition, during the period the Company made a payment of $35,000 to Mr. Raymond that represented a return of capital in settlement of a pre-existing due to/due from balance between Mr. Raymond and the Company that arose prior to the Company's conversion to a C corporation in February 2026.

- Ernesto Howard, an officer/director of the Company, received aggregate cash compensation of approximately $125,000 during the period, as reported on his 2025 Form W-2, in consideration for his services to the Company.

Each of the foregoing individuals is an officer and/or director of the Company and therefore a related person under § 227.201(r), and their entire compensation amounts, together with the return-of-capital payments described above, represent their direct financial interest in these transactions, computed without regard to profit or loss.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Winglore Spirits Inc. was originally formed as a Virginia limited liability company on May 15, 2024, and converted to a Delaware corporation on February 20, 2025. As a result, the Company has a limited operating history. Upon formation, the founders contributed **$175,000** in exchange for **4,750,000 common voting units**, which were converted into **4,750,000 shares of common stock** upon the Company's conversion to a C corporation. Subsequently, the Company raised **$970,000** through SAFE investments. These funds were provided with the intent that they will convert into equity upon the occurrence of a qualifying financing or other events specified in the SAFE agreements.

The Company has used and expects to continue using available capital to fund inventory acquisition, brand development, marketing initiatives, compliance costs, and general operating expenses.

The Company is an early-stage distilled spirits brand that operates as an independent bottler. It invested heavily in building brand awareness and distribution in 2025, resulting in a substantial net loss alongside a strengthened balance sheet. For the year ended December 31, 2025, the Company generated revenues of approximately $118,500, primarily from direct-to-consumer spirits sales, with a modest contribution from wholesale activity and merchandise. After cost of revenues of approximately $86,506, gross profit was approximately $31,994, reflecting significant shipping, distribution, and product costs associated with getting product to consumers. Operating expenses totaled approximately $849,326, driven largely by marketing and promotional activities of about $328,032, people costs of approximately $332,661, and product and brand development and software costs, resulting in a net operating loss of approximately $817,332 and an overall net loss of approximately $785,397 after other income and expenses.

The Company's 2025 activities were funded primarily through external capital, which materially improved its liquidity and capital resources by year-end. During 2025, it received approximately $1.4 million of equity and SAFE funding net of financing fees and founder contributions, which more than offset the operating and investing cash outflows of approximately $1.05 million and $2,445, respectively. As a result, cash and cash equivalents increased from approximately $10,689 at the beginning of the year to approximately $377,058 as of December 31, 2025, and total current assets were approximately $676,991, including inventory of approximately $238,877 and a $39,980 balance with Park Street Imports. At year-end, current liabilities were modest at approximately $55,242, consisting primarily of accounts payable and credit card balances, and total equity was approximately $624,601, including $970,000 of SAFE investments and $499,149 of capital contributions from the Net Capital crowdfunding (net of fees), positioning the Company with meaningful liquidity relative to its short-term obligations. These amounts exclude capital not yet distributed from Net Capital.

The Company's liquidity at December 31, 2025, together with its inventory on hand and established operating infrastructure, is expected to support continued commercial execution; however, given the 2025 net loss and cash used in operations, Winglore expects it may need to access additional capital in the future if revenue growth does not scale to cover operating costs within management's planned timeframe.

Because the Company is in its early stages, historical results are not necessarily indicative of future performance. These results reflect a deliberate strategy to prioritize long-term brand and market development. Management believes that additional capital may be required to execute the Company's business plan and achieve anticipated growth objectives. There can be no assurance that such capital will be available on acceptable terms, or at all.

16.   Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

The Company's financial statements, including balance sheets, statements of operations, statements of cash flows, statements of changes in stockholders' equity, and related notes, are included at the back of this Annual Report.

17.   OTHER MATERIAL INFORMATION

The Company has conducted exempt offerings within the past three years and has filed the required offering materials and reports in connection with such offerings.

The Company believes it has complied with applicable governance, disclosure, and reporting obligations under Regulation Crowdfunding.

Ongoing Reporting Requirements

Winglore Spirits Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding.

The Company will file an annual report electronically with the U.S. Securities and Exchange Commission and will post the report on its website no later than **120 days after the end of each fiscal year** covered by the report.

Financial Statements (UNAUDITED)

Winglore Spirits Inc.
Statement of Operations
For the year ended December 31, 2025

Revenues	$	118,500
Cost of revenues		86,506
Gross profit		31,994
Operating expenses		
Salaries and wages, benefits and payroll taxes		332,661
Advertising and promotion		328,032
Contract labor		84,020
Product and brand development		46,999
Legal and other professional fees and services		35,178
Communications and information technology		13,691
Insurance		1,933
Travel, meals and entertainment		2,053
Charitable contributions and donations		1,394
Other selling, general and administrative expense		2,957
Depreciation		408
Total operating expenses		849,326
Operating income (loss)		(817,332)
Other income		
Investment income, interest and dividend		5,331
Event and merchandise income		25,373
Credit card rewards		1,231
Total Other income		31,935
Net income (loss)	$	(785,397)

Financial Statements (UNAUDITED) – Continued

Winglore Spirits Inc.
Balance Sheet
As of December 31, 2025

Assets		
Current assets		
Cash and cash equivalents	$	377,058
Receivables		39,980
Inventories		238,877
Deposits		11,616
Prepaid expenses		9,460
Total current assets		676,991
Noncurrent assets		
Property, plant, and equipment, net		2,037
Trademark asset		815
Total noncurrent assets		2,852
Total assets	$	679,843
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses		55,242
Total current liabilities		55,242
Total liabilities		55,242
Stockholders' equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized; 5,543,321 shares issued and outstanding		55
Additional paid-in capital		1,589,094
(Retained Earnings) Accumulated Deficit		(964,548)
Total stockholders' equity		624,601
Total liabilities and stockholders' equity	$	679,843

Financial Statements (UNAUDITED) - Continued

Winglore Spirits Inc.

Statement of Cash Flows

For the year ended December 31, 2025

Cash flows from operating activities		
Net income (loss)	$	(785,397)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization		408
(Increase) decrease in operating assets:		
Accounts receivable		(39,980)
Inventories		(238,877)
Prepaid expenses		(9,460)
Other assets		(11,616)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		39,587
Net cash provided by (used in) operating activities		(1,045,335)
Cash flows from investing activities		
Purchase of property, plant, and equipment		(2,445)
Net cash provided by (used in) investing activities		(2,445)
Cash flows from financing activities		
Proceeds from issuance of common stock, net of fees		499,149
Issuance of SAFE's		970,000
Return of capital		(70,000)
Founding partner contributions		15,000
Net cash provided by (used in) financing activities		1,414,149
Net increase (decrease) in cash, cash equivalents, and restricted cash		366,369
Cash, cash equivalents, and restricted cash at beginning of year		10,689
Cash, cash equivalents, and restricted cash at end of year	$	377,058

Reconciliation of cash, cash equivalents, and restricted cash		
Cash and cash equivalents	$	377,058

Financial Statements (UNAUDITED) - Continued

Winglore Spirits Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2024	-	$ -	$ 175,000	$ (179,151)	$ (4,151)
Net income (loss)	-	-	-	(785,397)	(785,397)
Issuance of common stock, net of fees	5,543,321	55	499,094	-	499,149
Issuance and conversion of SAFE's	-	-	970,000	-	970,000
Return of capital	-	-	(70,000)	-	(70,000)
Founding partner contributions	-	-	15,000	-	15,000
Balance at December 31, 2025	5,543,321	$ 55	$ 1,589,094	$ (964,548)	$ 624,601

CEO Certification

I, Ernesto Howard, certify the following:

1. I have reviewed this Form C-AR annual report of Winglore Spirits Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition and results of operations of the Company.

Signature: _____

Printed: Ernesto Howard

04 / 29 / 2026

Date: _____

Title: Chief Executive Officer


Title	2025 Form C-AR Annual Report vF
File name	2025 Form C-AR Annual Report vF.pdf
Document ID	269bc9ae5d3568e0948d82bdecb633c5f11aaecb
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**04 / 29 / 2026** 10:08:57 UTC-4	Sent for signature to Ernesto Howard (carlos@winglorespirits.com) by integrations@hellosign.com acting on behalf of jasondavidmyers@gmail.com IP: 67.172.202.141
VIEWED	**04 / 29 / 2026** 10:09:39 UTC-4	Viewed by Ernesto Howard (carlos@winglorespirits.com) IP: 72.66.70.173
SIGNED	**04 / 29 / 2026** 10:09:53 UTC-4	Signed by Ernesto Howard (carlos@winglorespirits.com) IP: 72.66.70.173
COMPLETED	**04 / 29 / 2026** 10:09:53 UTC-4	The document has been completed.